UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ONEOK Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	93-1120873
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

100 West Fifth Street Tulsa, Oklahoma	74103-4298
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common units representing limited partner interests	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

Effective May 17, 2006, ONEOK Partners GP L.L.C., the general partner of ONEOK Partners L.P. (formerly known as Northern Border Partners, L.P.) (the “Partnership”), and an authorized officer, as attorney in fact for our limited partners, entered into a Second Amended and Restated Agreement of Limited Partnership of the Partnership to amend and restate the Partnership’s previously existing partnership agreement. On September 15, 2006, the general partner of the Partnership and an authorized officer, as attorney in fact for our limited partners, further amended and restated the Partnership’s agreement of limited partnership by entering into the Third Amended and Restated Agreement of Limited Partnership of the Partnership (as so amended and restated, the “Partnership Agreement”). The Partnership hereby amends the description of its common units representing limited partner interests found in Amendment No. 1 to the Partnership’s registration statement on Form 8-A, filed with the Securities and Exchange Commission (“SEC”) on September 23, 1993, to read in its entirety as follows:

Item 1. Description of Registrant’s Securities to be Registered.

In this registration statement, references to “ONEOK Partners,” “we,” “us” and “our” mean ONEOK Partners, L.P. and its consolidated subsidiaries, unless otherwise noted.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and Class B units are separate classes of limited partner interests in us. Unless otherwise provided in the Partnership Agreement, the holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under the Partnership Agreement. For a brief description of the relative rights and preferences of holders of common units and Class B units in and to partnership distributions, please read this section and “Cash Distributions.” For a description of the rights and privileges of limited partners under the Partnership Agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions.

The Partnership’s general partner serves as registrar and transfer agent for the Class B units.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment.

Transfer of Units

By transfer of common units or Class B units or the issuance of common units or Class B units in a merger or consolidation in accordance with the Partnership Agreement, each transferee of units will be admitted as a limited partner with respect to the units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee:

•	represents and warrants that the transferee has the right, capacity, power and authority to enter into the Partnership Agreement;

•	automatically agrees to comply with and be bound by the terms and conditions of, and is deemed to have executed, the Partnership Agreement;

•	grants the powers of attorney set forth in the Partnership Agreement; and

•	gives the consents and approvals and makes the waivers contained in the Partnership Agreement.

An assignee will become a substituted limited partner of our partnership for the transferred units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Units are securities and are transferable according to the laws governing transfer of securities. Until a unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or any applicable rules and regulations of any national securities exchange on which the common units are listed or admitted to trading.

Listing

Our outstanding common units are listed on the New York Stock Exchange (“NYSE”) under the symbol “OKS.” Any additional common units we issue will also be listed on the NYSE.

Class B Units

In April 2006, we issued 36,494,126 Class B units to ONEOK, Inc. (“ONEOK”). The Class B units represent a separate class of limited partner interests in our partnership, and have the same rights as holders of common units to participate in distributions, except that their distribution rights are subordinated to the rights of the holders of common units with respect to the minimum quarterly distribution. Please read “Cash Distributions.” Unlike the common units, the Class B units are not publicly traded and we do not intend to list them for trading on any national securities exchange or quotation system.

We will hold a special election for holders of common units as soon as practical, but no later than April 2007, subject to extension, to approve the conversion of the Class B units into common units and to approve certain amendments to the Partnership Agreement. The proposed amendments to the Partnership Agreement will grant voting rights for common units held by our general partner if a vote is held to remove our general partner and require fair market value compensation for the general partner interest if the general partner is removed. The conversion proposal requires the approval of holders of a majority of the common units voted at the special meeting, provided that the total votes cast on that proposal represent a majority of the common units entitled to vote (excluding common units held by ONEOK and its affiliates). The amendment proposal requires the approval of holders of at least 66 2/3% of the outstanding common units (excluding common units held by ONEOK and its affiliates).

If the common unitholders do not approve the conversion and the amendments, the Class B unit distribution rights would increase to 115% of the distribution paid on the common units, including distributions paid upon liquidation. If the conversion and the amendments are approved by the common unitholders, the Class B units will automatically convert into common units on a one-for-one basis and the Class B units will no longer be outstanding. If the common unitholders vote to remove ONEOK or its affiliates as our general partner at any time prior to the approval of the conversion and certain amendments to the Partnership Agreement, the amount payable on such Class B units would increase to 125% of the cash distributions payable with respect to the common units, including distributions paid upon liquidation. The Class B unit distribution rights will continue to be subordinated in the manner described above unless and until the conversion described above has been approved.

Until the earlier of (i) the receipt of the requisite approvals of holders of common units with respect to the conversion of the Class B units into common units and the amendments to the Partnership Agreement and (ii) the date that the NYSE no longer requires such approvals to list the common units issuable upon conversion of the Class B units, the Class B units are non-voting and the Class B units will not be considered outstanding for purposes of calculating votes and determining the presence of a quorum under the Partnership Agreement. However, during such period, the holders of Class B units will be entitled to vote as a separate class on any matter that adversely affects the rights or preferences of the Class B units in relation to other classes of our partnership interests or as required by law. After the occurrence of one of the events discussed in the first sentence above, the Class B units will have the voting rights under the Partnership agreement that would be available if they were outstanding common units, except that none of the Class B units will be deemed outstanding as of the record date or be entitled to vote with respect to the conversion of the Class B units into common units or the amendments to the Partnership Agreement.

CASH DISTRIBUTIONS

General

Rationale for our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it. Our available cash includes cash generated from the operation of our assets and businesses. Our cash distribution policy is consistent with the terms of the Partnership Agreement, which requires that we distribute all of our available cash on a quarterly basis. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case if we were subject to such tax.

Limitations on Our Ability to Make Cash Distributions

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy may become subject to limitations and restrictions and may be changed at any time, including:

•	The board of directors of our general partner, ONEOK Partners GP, L.L.C., has broad discretion to establish reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction in the amount of cash available to pay distributions.

•	Although our ability to make distributions is not currently restricted under our debt instruments, we may enter into future debt arrangements that could subject our ability to pay distributions to compliance with certain tests or ratios or otherwise restrict our ability to pay distributions.

•	Even if our cash distribution policy is not modified, the amount of distributions we pay and the decision to make any distribution is at the discretion of our general partner, taking into consideration the terms of the Partnership Agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	Although the Partnership Agreement requires us to distribute our available cash, the Partnership Agreement, including provisions requiring us to make cash distributions contained therein, may be amended with the approval of a majority of the outstanding common units.

Our Cash Distribution Policy May Limit Our Ability to Grow

Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. We generally rely upon internal and external financing sources, including borrowings and issuances of debt and equity securities, to fund our acquisition and growth capital expenditures. However, to the extent we are unable to finance growth externally, our cash distribution policy may significantly impair our ability to grow.

Cash from Operations and Cash from Interim Capital Transactions

Overview

All cash distributed to unitholders will be characterized as either “cash from operations” or “cash from interim capital transactions.” We treat distributions of available cash constituting cash from operations differently than distributions of available cash constituting interim capital transactions.

Definition of Available Cash

Available cash generally means, for each calendar quarter ending prior to liquidation, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures, for our anticipated future credit needs and for refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing relating to Federal Energy Regulatory Commission rate or other proceedings);

•	comply with applicable law, any of our loan agreements, security agreements mortgages, debt instruments or other agreements or obligations; or

•	provide funds for distribution to our unitholders and to our general partner for any one or more of the next four calendar quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are generally borrowings that will be used solely for working capital purposes or to pay distributions to partners made pursuant to a revolving or other credit facility, commercial paper facility or other financing transaction.

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from distributions of cash (to the extent the distributions are attributable to transactions and operations during the quarter in respect of which the distribution is being made) received by ONEOK Partners from ONEOK Partners Intermediate Limited Partnership (the “Intermediate Partnership”) or any of our other subsidiaries after the end of the quarter for which the determination is being made but on or before the date on which we make the distribution of available cash.

Definition of Cash from Operations

Cash from operations means:

•	for the period that commenced as of the closing date of our initial public offering in October 1993 and ended on June 30, 2006:

•	the sum of all our cash receipts during such period (including our cash balance at the close of business on October 1, 1993 and certain cash distributions received from Northern Border Pipeline Company (“Northern Border Pipeline”)), in each case excluding any cash proceeds from certain capital transactions; less

•	the sum of:

•	all of our cash operating expenditures during such period, including, without limitation, taxes, if any, and our share of capital contributions made by Northern Border Pipeline in respect of our share of similar expenditures of Northern Border Pipeline;

•	all of our cash debt service payments during such period (other than payments or prepayments of principal and premium required by reason of loan agreements (including covenants and default provisions therein) or by lenders, in each case in connection with sales or other dispositions of assets or made in connection with refinancings or refundings of indebtedness, provided, that any payment or prepayment of principal, whether or not then due, shall be deemed, at the election and in the discretion of our general partner, to be refunded or refinanced by any indebtedness incurred or to be incurred by ONEOK Partners or the Intermediate Partnership simultaneously with or within 180 days prior to or after such payment or prepayment to the extent of the principal amount of such indebtedness so incurred) and our share of capital contributions made to Northern Border Pipeline in respect of our share of any such payments made by Northern Border Pipeline;

•	all of our cash capital expenditures during such period, and our share of any capital contributions made to Northern Border Pipeline in respect of our share of any cash capital expenditures of Northern Border Pipeline during such period, including cash capital expenditures made, or our share of capital contributions to Northern Border Pipeline, in respect of maintenance capital expenditures, but excluding (A) cash capital expenditures made, or our share of capital contributions to Northern Border Pipeline, in respect of capital additions and improvements and (B) cash expenditures made in payment of transaction expenses relating to certain capital transactions occurring prior to our liquidation;

•	an amount equal to revenues, if any, collected by us or our subsidiaries (or by Northern Border Pipeline to the extent same are distributed to us or our subsidiaries) as a result of transportation rate increases that are subject to possible refund;

•	any reserves outstanding as of such date that our general partner deems in its reasonable discretion to be necessary or appropriate to provide for the future cash payment of, or future capital contributions to Northern Border Pipeline with respect to, items of the type referred to in the prior four bullet points; and

•	any reserves that our general partner deems in its reasonable discretion to be necessary or appropriate to provide funds for distributions with respect to units in respect of any one or more of the next four calendar quarters; and

•	for the period commencing as of July 1, 2006 and ending at the close of business on the date immediately preceding the date of our liquidation:

•	the balance of our cash from operations as of June 30, 2006 as determined above; plus

•	all of our cash receipts (or ONEOK Partners’ proportionate share of cash receipts in the case of its subsidiaries that are not wholly owned) for the period commencing as of July 1, 2006 and ending on the last day of the period for which the determination is being made, but excluding cash receipts from certain capital transactions prior to our liquidation and all of our cash receipts (or ONEOK Partners’ proportionate share of cash receipts in the case of its subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of cash from operations with respect to such period resulting from (A) working capital borrowings or (B) distributions of cash (to the extent such distributions are attributable to transactions and operations during the quarter in respect of which the distribution is then being made) received by ONEOK Partners from the Intermediate Partnership or any other of its subsidiaries after the end of such quarter but on or before the date on which ONEOK Partners makes its distribution of available cash in respect of such quarter; less

•	the sum of (A) operating expenditures for the period commencing as of July 1, 2006 and ending on the last day of the period for which the determination is being made and (B) the amount of cash reserves established by our general partner to provide funds for future operating expenditures; provided, however, that disbursements made (including contributions to ONEOK Partners or any of its subsidiaries or disbursements on behalf of ONEOK Partners or any of its subsidiaries) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of available cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining cash from operations, within such period if our general partner so determines;

all as determined on a consolidated basis. Where cash capital expenditures, or capital contributions by the Intermediate Partnership, are made in part in respect of capital additions and improvements and in part for other purposes, our general partner’s good faith allocation thereof between the portion made for capital additions and improvements and the portion made for other purposes shall be conclusive.

Notwithstanding the foregoing, cash from operations with respect to the calendar quarter in which the date of our liquidation occurs and any subsequent calendar quarter will equal zero.

Definition of Cash from Interim Capital Transactions

Cash from interim capital transactions generally means, at any date, the sum of the amounts of available cash as (i) are deemed to be cash from interim capital transactions pursuant to the Partnership Agreement and (ii) constitute distributions received prior to May 17, 2006 by the Intermediate Partnership from Northern Border Pipeline in respect of any transaction undertaken by Northern Border Pipeline that constitutes an interim capital transaction (as defined in the Partnership Agreement).

Characterization of Cash Distributions

We will treat all available cash distributed, regardless of its source, as coming from cash from operations until the sum of all available cash distributed since we began operations equals the cash from operations from the closing date of our initial public offering through the close of the immediately preceding calendar quarter. We will treat any amount distributed in excess of cash from operations, regardless of its source, as cash from interim capital transactions. We do not anticipate that we will make any distributions from cash from interim capital transactions.

Distributions of Available Cash Constituting Cash from Operations

Subject to the rights of the Class B unitholders contained in the Partnership Agreement, we will make distributions of available cash constituting cash from operations for any quarter in the following manner:

•	First, 98% to all holders of common units, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to $0.55 per unit (the “minimum quarterly distribution”) for that quarter; and

•	Second, 98% to all holders of common units, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any cumulative unpaid arrearages in payment of the minimum quarterly distribution on the common units for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distributions” below.

In the event that the minimum quarterly distribution or the first target distribution, the second target distribution and the third target distribution discussed below have been reduced to zero pursuant to the Partnership Agreement, the distribution of available cash constituting cash from operations with respect to any quarter will be made in accordance with the last bullet point under “—Incentive Distributions” below.

The preceding discussion is based on the assumptions that we do not issue additional classes of equity securities, other than the Class B units.

Incentive Distributions

Our general partner has the right to receive an increasing percentage of quarterly distributions of available cash constituting cash from operations after the minimum quarterly distribution and the target distribution levels described below have been achieved.

If for any quarter:

•	we have distributed available cash constituting cash from operations to the common unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash constituting cash from operations on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash constituting cash from operations for that quarter among the unitholders and our general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the excess of $0.605 per unit (the “first target distribution”) over the minimum quarterly distribution; and

•	Second, 85% to all unitholders, pro rata, and 15% to our general partner, until we distribute for each outstanding unit an amount equal to the excess of $0.715 per unit (the “second target distribution”) over the first target distribution; and

•	Third, 75% to all unitholders, pro rata, and 25% to our general partner, until we distribute for each outstanding unit an amount equal to the excess of $0.935 per unit (the “third target distribution”) over the second target distribution; and

•	Thereafter, 50% to all unitholders, pro rata, in the proportion that the total number of units held by such limited partner bears to the total number of units outstanding as of the last day of the quarter, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Distributions of Available Cash Constituting Cash from Interim Capital Transactions

How Distributions from Cash from Interim Capital Transactions Will Be Made

Unless otherwise required by the Partnership Agreement, we will make distributions of available cash constituting cash from interim capital transactions, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in our initial public offering an amount of available cash constituting cash from interim capital transactions equal to the initial public offering price;

•	thereafter, we will make all distributions of available cash constituting cash from interim capital transactions as if they were from cash from operations.

Effect of a Distribution from Cash from Interim Capital Transactions

The Partnership Agreement treats a distribution of cash from interim capital transactions as the repayment of the initial unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of cash from interim capital transactions per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of cash from interim capital transactions is made, the minimum quarterly distribution and the target distribution levels will be reduced proportionately to equal the product obtained by multiplying the otherwise applicable minimum quarterly distribution and the target distribution levels, as the case may be, by a fraction of which the numerator is the unrecovered initial unit price of the common units immediately after giving effect to such distribution and of which the denominator is the unrecovered initial unit price of the common units immediately prior to giving effect to such distribution. Because distributions of cash from interim capital transactions will reduce the minimum quarterly distribution, after any of these distributions are made it may be easier for our general partner to receive incentive distributions. However, any distribution of cash from interim capital transactions before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute cash from interim capital transactions on a unit issued in our initial public offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from cash from operations, with 50% being paid to the holders of units and 50% to our general partner in respect of our general partner interest and the incentive distributions.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of cash from interim capital transactions, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the number of common units into which a Class B unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and each Class B unit would be convertible into two common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if the interpretation of existing law is modified by a governmental taxing authority so that ONEOK Partners, the Intermediate Partnership, Northern Border Pipeline or any other subsidiary of ONEOK Partners becomes taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, the minimum quarterly distribution and the target distribution levels for each quarter, as the case may be, will be equal to the product obtained by multiplying (a) the amount thereof by (b) 1 minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of ONEOK Partners (directly or through its interest in any of its subsidiaries or Northern Border Pipeline) for the fiscal year of ONEOK Partners in which such quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to ONEOK Partners (directly or through its interest in any of its subsidiaries or Northern Border Pipeline) for the calendar year next preceding the calendar year in which such quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

Overview

If we dissolve in accordance with the Partnership Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units and the holders of outstanding Class B units to equal treatment upon our liquidation, to the extent required to permit such unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs. The common unitholders are then entitled to allocations to the extent of any unpaid arrearages in payment of the minimum quarterly distribution on the common units. After such allocations are made in respect of the common units, any additional gain is then allocated to the Class B units to the extent of any cumulative Class B unit arrearage, if any. However, there may not be sufficient gain upon our liquidation to enable the holders of common units or Class B units to fully recover all of these amounts, even though there may be cash available to pay distributions to the holders of Class B units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distributions to our general partner.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Partnership Agreement. The description of the Partnership Agreement herein is qualified in its entirety by reference to the complete terms of the Partnership Agreement, which is filed as Exhibit 3 to this registration statement on Form 8-A. We will provide prospective investors with a copy of this agreement upon request at no charge.

We summarize the following provisions of the Partnership Agreement elsewhere in this registration statement:

•	with regard to distributions of available cash, please read “Cash Distributions;”

•	with regard to the transfer of units, please read “Description of the Common Units — Transfer of Units.”

Organization and Duration

We were organized in 1993 and will continue in existence until the close of business on December 31, 2083 or until our earlier dissolution in accordance with the terms of the Partnership Agreement.

Purpose

Our purpose under the Partnership Agreement is limited to:

(1) owning the capital stock of ONEOK ILP GP, L.L.C., the general partner of the Intermediate Partnership (“OILP GP, LLC”), and in connection therewith, to exercise all of the rights and powers conferred upon OILP GP, LLC as the general partner of the Intermediate Partnership pursuant to the Intermediate Partnership’s partnership agreement and serving as a limited partner in the Intermediate Partnership and, in connection therewith, to exercise all of the rights and powers conferred upon us as a limited partner in the Intermediate Partnership pursuant to the partnership agreement of the Intermediate Partnership or otherwise;

(2) engaging directly in, or entering into or forming any corporation, partnership, joint venture, limited liability company or other arrangement to engage, directly or indirectly, in, any business activities that relate or pertain to the business of gathering, transporting by pipeline, railcar, marine vessel or other form of transportation, processing or storing natural gas (either in gaseous or liquid form), crude oil, refined petroleum products, liquefied petroleum gases, coal slurry or similar activities, that is approved by our general partner, and in any event to conduct, directly or indirectly, any business activities that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements related to such business activity;

(3) engaging directly in, or entering into or forming any corporation, partnership, joint venture, limited liability company or other arrangement to engage in, any business activity that is approved by our general partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity, and

(4) doing anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to the Intermediate Partnership (including, without limitation, those contributions or loans that may be required in connection with any business activity that may be made available to the Intermediate Partnership in connection with its involvement in the activities referred to in clauses (2) and (3) above).

Although our general partner has the ability to cause us, the Intermediate Partnership or its subsidiaries to engage in activities other than the gathering, transporting by pipeline, railcar, marine vessel or other form of transportation, processing or storing natural gas (either in gaseous or liquid form), crude oil, refined petroleum products, liquefied petroleum gases, coal slurry or similar activities, our general partner has no current plans to do so and may decline to do so. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder, by accepting a unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the Partnership Agreement. Please read “— Amendment of the Partnership Agreement” below.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Limited Liability

Participation in the Control of Our Partnership

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the Partnership Agreement; or

•	to take other action under the Partnership Agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the Partnership Agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Unlawful Partnership Distribution

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Partnership Agreement.

Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business

Our subsidiaries may be deemed to conduct business in numerous states. Our subsidiaries may conduct business in other states in the future. Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which the Intermediate Partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in the Intermediate Partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to the Partnership Agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require the unitholder vote specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the outstanding units. However, the holders of Class B units only have the voting rights set forth above under “Description of the Common Units—Class B Units.”

In voting their common and Class B units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and the limited partners.

Issuance of additional units	Generally no approval right. Please read “—Issuance of Additional Securities.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of 66 2/3% of the outstanding units. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Generally a unit majority. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Not less than 66 2/3% of the outstanding units. Please read “— Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, excluding units held by our general partner and its affiliates.

Transfer of the general partner interest	Our general partner may transfer all or any part of the general partner interest in us to another person without a vote of our unitholders. Please read “— Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in Our General Partner.”

In addition, without the approval of at least two-thirds of the outstanding units, our general partner may not, on behalf of the Partnership, consent to any amendment to the Intermediate Partnership partnership agreement or take any other action as a partner therein that would have a material adverse effect on the Partnership as a partner therein or, except as otherwise permitted in the Partnership Agreement, elect or cause the Partnership to elect a successor general partnership of the Intermediate Partnership.

Issuance of Additional Securities

The Partnership Agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. However, we may not issue additional partnership securities having rights to distributions or in liquidation ranking senior to the common units without the prior approval of a majority of the outstanding common units.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of the Partnership Agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, the Partnership Agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to our units.

Upon issuance of additional partnership securities or the making of any other capital contributions to us, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from us whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest that existed immediately prior to each issuance. The holders of units will not have preemptive rights to acquire additional units or other partnership securities.

Amendment of the Partnership Agreement

General

Amendments to the Partnership Agreement may be proposed only by or with the consent of our general partner. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. An amendment generally must be approved by the general partner and at least 66 2/3% of the outstanding units.

Prohibited Amendments

No amendment may be made that would:

(1) reduce the voting percentage required for any action unless such amendment is approved by the vote of unitholders constituting not less than the voting percentage sought to be reduced;

(2) enlarge the obligations of any limited partner without its consent or otherwise have a material adverse effect on the rights or preferences of any class of limited partner interests in relation to other classes, unless approved by at least two-thirds of the type or class of limited partner interests so affected;

(3) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option;

(4) change the provisions of the Partnership Agreement that provide that ONEOK Partners will be dissolved upon the expiration of its term or upon an election by our general partner to dissolve ONEOK Partners that is approved by holders of at least 66 2/3% of the outstanding units;

(5) restrict in any way action by or rights of our general partner as set forth in the Partnership Agreement;

(6) change the term of ONEOK Partners; or

(7) except as otherwise provided in the Partnership Agreement, give any person the right to dissolve ONEOK Partners.

The provision of the Partnership Agreement preventing the amendments having the effects described in clauses (1) through (7) above can be amended only upon the approval of the holders of at least 95% of the outstanding common units.

No Unitholder Approval

Our general partner may generally make amendments to the Partnership Agreement without the approval of any limited partner to reflect:

(1) a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2) the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;

(3) a change that our general partner determines in its sole discretion to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the Intermediate Partnership nor its subsidiaries nor Northern Border Pipeline will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4) an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(5) subject to the limitations on the issuance of additional partnership securities described above, an amendment that our general partner determines to be necessary or appropriate for the authorization of issuance of additional partnership securities or rights to acquire partnership securities;

(6) any amendment expressly permitted in the Partnership Agreement to be made by our general partner acting alone;

(7) an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

(8) any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Partnership Agreement;

(9) a change in our fiscal year or taxable year and related changes; or

(10) any other amendments substantially similar to any of the matters described in clauses (1) through (9) above.

In addition, our general partner may make amendments to the Partnership Agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of the units (including the division of any class or class of outstanding units into different classes to facilitate uniformity of tax consequences within such classes of units) or to comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of the Partnership Agreement; or

•	are required to effect the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners under applicable law or result in our or Northern Border Pipeline being taxed as an entity for federal income tax purposes in connection with any of the amendments described above under “— No Unitholder Approval.” No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 95% of the outstanding units voting as a single class unless we obtain an opinion of counsel with respect to the amendments to the effect set forth in the prior sentence.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of us requires the consent of our general partner. However, to the fullest extent permitted by law, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The merger agreement related to such merger or consolidation must be approved by the affirmative vote or consent of the holders of a unit majority. However, if the merger agreement contains any provisions that if contained in an amendment to the Partnership Agreement, the provisions of the Partnership Agreement or the Delaware Act would require the vote or consent of a greater percentage of the outstanding units or of any class of limited partners, such greater percentage vote or consent will be required for approval of the merger agreement. In addition, the Partnership Agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, other combination or sale of ownership interests in our subsidiaries, approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of the Intermediate Partnership or voting the interest of any of our subsidiaries in favor of the voting by the representatives of the Intermediate Partnership on the Northern Border Management Committee in favor of the sale, exchange or other disposition of all or substantially all of Northern Border Pipeline’s assets in a single transaction or in a series of related transactions or the liquidation or merger, consolidation or other combination of Northern Border Pipeline with or into another entity. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure of, or other realization upon, those encumbrances without that approval.

The unitholders are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under the Partnership Agreement. We will dissolve upon:

(1) the expiration of our term at the close of business on December 31, 2083;

(2) the election of our general partner to dissolve us, if approved by at least 66 2/3% of the outstanding units;

(3) the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Delaware Act;

(4) the sale of all or substantially all of our assets;

(5) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following the election and admission of a successor and the receipt of an opinion of our counsel in accordance with the Partnership Agreement; or

(6) there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under clause (5) above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the Partnership Agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner of ONEOK Partners or the Intermediate Partnership; and

•	none of ONEOK Partners or any of its subsidiaries nor Northern Border Pipeline would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may distribute assets to partners in kind and may defer liquidation or distribution of our assets for a reasonable period of time if it determines that a sale would be impractical or would cause undue loss to the partners.

Transfer of General Partner Interest

Our general partner may transfer all or any part of its general partner interest at any time to another unitholder without unitholder approval. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of the Partnership Agreement, furnish to us an opinion of counsel regarding limited liability and tax matters and agree to purchase all or the appropriate portion thereof, if applicable, of the partnership or membership interest of the general partner as the general partner or managing member, if any, of each of our subsidiaries.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove ONEOK Partners GP, L.L.C. as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of our common units, that person or group loses voting rights on all of its common units.

The Partnership Agreement also provides that if our general partner withdraws or is removed and its general partner interest and its general partner or equivalent interest, if any, in our subsidiaries is not purchased in the manner specified in the Partnership Agreement, our general partner will have the right to convert its general partner interest and its general partner or equivalent interest, if any, in our subsidiaries into common units in exchange for those interests.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

(1) the highest price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

(2) the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The Partnership Agreement provides that the resolution of any conflict of interest that is fair and reasonable to us taking into account the totality of the relationships between the parties involved will not be a breach of the Partnership Agreement. Our general partner may, but it is not obligated to, submit the conflict of interest represented by the exercise of the limited call right to the conflicts committee of the board of directors of our general partner for approval or seek a fairness opinion from an investment banker. If our general partner exercises its limited call right, it will make a determination at the time, based on the facts and circumstances, and upon the advice of counsel, as to the appropriate method of determining the fairness and reasonableness of the transaction. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right.

There is no restriction in the Partnership Agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Meetings; Voting

Except as described below regarding a person or group (other than our general partner and its affiliates) owning 20% or more of our common units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. In the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of partners (including the general partner) on other units are cast.

Other than the meeting to be held to approve the conversion of the Class B units into common units and to approve certain amendments to the Partnership Agreement discussed in “Description of the Common Units—Class B Units” above, our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings.

The holders of two-thirds of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum at a meeting of the limited partners of such class or classes. However, if any action by the limited partners requires approval by holders of a majority in interest of the outstanding units of such class or classes, a majority of the outstanding units of such class or classes represented in person or by proxy will constitute a quorum. If they are to be excluded from the vote, outstanding units owned by our general partner and its affiliates will be excluded from the quorum calculation.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of our common units then outstanding, that person or group will lose voting rights on all of its common units and the common units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under the Partnership Agreement. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the Partnership Agreement will be delivered to the record holder by us, our general partner or by the transfer agent.

Status as Limited Partner

No transfers of partnership interests in the Partnership are permitted except in accordance with the Partnership Agreement. By transfer of any common units in accordance with the Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer is reflected in our books and records following the consent of our general partner to such admission and shall be deemed to have requested admission as a limited partner and agreed to be bound by the Partnership Agreement.

Except as described above under “— Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

Our general partner may impose restrictions on the transfer of partnership interests if it receives an opinion of counsel that the restrictions are necessary to avoid a significant risk of our becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. Our general partner may impose such restrictions by amending the Partnership Agreement. If any such amendment would result in the delisting or suspension of trading of any class of limited partner interests on the principal national securities exchange on which such class of limited partner interests is then listed or admitted to trading, the holders of at least a majority of the outstanding limited partner interests of such class must approve the amendment prior to the amendment being effected. In order to avoid being taxable as an entity for federal income tax purposes, our general partner may request any limited partner or assignee to furnish an executed citizenship certification or any other information concerning his nationality, citizenship or other related status. In addition, our general partner may require that the status of any limited partner or assignee be changed to that of a non-citizen assignee. In this instance, the general partner or its designee will be substituted for the non-citizen assignee as the limited partner in respect of the non-citizen assignee’s limited partner interests. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

If a limited partner, assignee or transferee fails to furnish a properly completed citizenship certification, other information regarding his nationality, citizenship or other related status or in a transfer application, or our general partner determines after receipt of the information that the limited partner, assignee or transferee is not an eligible citizen, we may redeem the units at their current market price, in accordance with the procedures set forth in the Partnership Agreement.

Indemnification

Under the Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner (including ONEOK and its subsidiaries) or any departing general partner;

(4) any person who is or was an officer, director, member, partner, employee, agent, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at our request;

(6) any person who is or was serving as a member of any committee appointed by ONEOK Partners, our general partner, the partnership policy committee or the board of directors of our general partner at the request of our general partner or any departing general partner or pursuant to the requirements of the SEC or any national securities exchange on which partnership securities are listed or registered;

(7) any member of the board of directors of our general partner or any committee thereof (including the audit committee or the conflicts committee);

(8) any former member of the partnership policy committee or of any committee of ONEOK Partners established by the partnership policy committee (including, without limitation, the members of the audit committee); and

(9) any other person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or property to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities or activities on our behalf, regardless of whether we would have the power to indemnify the person against liabilities under the Partnership Agreement.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to each record holders of a unit, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm or make such reports available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) System or on our website. Except for our fourth quarter, we will also furnish or make available on EDGAR or our website summary quarterly financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.

Right to Inspect Our Books and Records

The Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

(1) a current list of the name and last known address of each partner;

(2) a copy of our federal, state and local tax returns;

(3) information as to the amount of cash, and a description and statement of the net agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of the Partnership Agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets, information that includes the social security or federal or state tax identification number of any limited partner or other information the disclosure of which our general partner believes in good faith is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for three years following any withdrawal or removal of ONEOK Partners GP, L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with any exercise of the registration rights, we will to the fullest extent permitted by law, indemnify and hold harmless the general partner or any of its affiliates, their respective officers, directors and each person who controls such person (within the meaning of the Securities Act) and any agent thereof from and against any and all liabilities arising from any and all claims, whether civil, criminal, administrative or investigative, based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any partnership securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period we are required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading.

Item 2. Exhibits.

The following exhibits to this registration statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the SEC.

Exhibit No.	Description
1.	Northern Border Partners, L.P. Certificate of Limited Partnership dated July 12, 1993, Certificate of Amendment dated February 16, 2001, and Certificate of Amendment dated May 20, 2003 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 10-K for the year ended December 31, 2004 (File No. 1-12202)).

2.	Certificate of Amendment to Certificate of Limited Partnership of Northern Border Partners, L.P. dated May 17, 2006 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 8-K filed on May 23, 2006 (File No. 1-12202)).

3.	Third Amended and Restated Agreement of Limited Partnership of ONEOK Partners, L.P. (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 8-K filed on September 19, 2006 (File No. 1-12202)).

4.	Form of Common Unit certificate (included in Exhibit 3 above).

5.	Form of Class B Unit certificate (incorporated by reference to Exhibit 4.1 to ONEOK Partners, L.P.’s Form 8-K filed on April 12, 2006 (File No. 1-12202)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 18, 2006

ONEOK Partners, L.P.

By:	ONEOK Partners GP, L.L.C., its general partner

	By:	/s/ Jim Kneale
Jim Kneale
Executive Vice President-Finance and Administration and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.	Northern Border Partners, L.P. Certificate of Limited Partnership dated July 12, 1993, Certificate of Amendment dated February 16, 2001, and Certificate of Amendment dated May 20, 2003 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 10-K for the year ended December 31, 2004 (File No. 1-12202)).

2.	Certificate of Amendment to Certificate of Limited Partnership of Northern Border Partners, L.P. dated May 17, 2006 (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 8-K filed on May 23, 2006 (File No. 1-12202)).

3.	Third Amended and Restated Agreement of Limited Partnership of ONEOK Partners, L.P. (incorporated by reference to Exhibit 3.1 to ONEOK Partners, L.P.’s Form 8-K filed on September 19, 2006 (File No. 1-12202)).

4.	Form of Common Unit certificate (included in Exhibit 3 above).

5.	Form of Class B Unit certificate (incorporated by reference to Exhibit 4.1 to ONEOK Partners, L.P.’s Form 8-K filed on April 12, 2006 (File No. 1-12202)).